August 20, 2018

Nicholas A. Petruska
Executive Vice President, Chief Financial Officer and Secretary
Hennessy Capital Acquisition Corp. III
3845 North Pine Way
Suite 110
Wilson, WY 83014

       Re: Hennessy Capital Acquisition Corp. III
           PREM14A filed July 20, 2018
           File No. 001-38119

Dear Mr. Petruska:

      We have reviewed your preliminary proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Merger Proxy Statement on Schedule 14A filed July 20, 2018

General, page 1

1. Please update to include interim financial statements for the period ended June 30, 2018.
       Please similarly update your financial information throughout the filing. See Rule 3-12(a)
       of Regulation S-X.
2. We note that you have not filed a Form S-4 for the issuance of shares of common stock under the equity component of the total purchase price for your acquisition of all of the issued and outstanding membership interests of NRC Group Holdings, LLC from JFL-
       NRC-SES Partners, LLC. Please tell us what exemption from registration under the
       Securities Act that you are relying upon and the facts supporting your use of the
 Nicholas A. Petruska
FirstNameCapital Acquisition Corp. III
Hennessy LastNameNicholas A. Petruska
Comapany NameHennessy Capital Acquisition Corp. III
August 20, 2018
August 20, 2018 Page 2
Page 2
FirstName LastName
         exemption.
Summary Term Sheet, page 1

3. Refer to the final bullet point on page 3. Please provide examples of what percentage of your stock public owners would own assuming varying redemption percentages, such as where between 11% and 100% redeem and if fewer than 11% redeem, or advise.
4. In your example calculation at the bottom of page 3 please clarify that Nomura's ownership percentage would result from the operation of the Backstop agreement, and explain whether the Backstop agreement will take effect if fewer than 100% of the redeemable shares are redeemed.
Questions and Answers about the Proposals for Stockholders, page 13

5. Refer to the first question and answer on page 17. Your answer provides a list of the proposals and states that the changes are those the directors believe are needed to
         "adequately address the post-Business Combination needs of the company." Since the question is why you are proposing the changes, please expand to clarify in sufficient detail how each proposal is expected to satisfy a specific need of the company following the business combination.
6. Please expand your disclosure in the first question and answer on page 19 to indicate the conversion rate of the Series A Convertible Preferred Stock and to explain whether there are any limitations on the number of shares the Sponsor may issue for no consideration.
Summary of the Proxy Statement , page 25

7. You present the NRC specialized asset base as a significant advantage. Please provide additional details about the aging and replacement of those assets, and discuss the impact that any new regulations would have on your ability to repair or replace those assets.
8. Refer to the bar graph on page 29. Please clarify what the graph illustrates about NRC
         Group's current or planned business and what comparison statistics are presented. For example, you have identified several locations as "other" but it is unclear how those relate to NRC or what the comparison oil breakevens show about the NRC business.
Selected Historical Combined Financial Information of NRC Group, page 45

9. Your disclosure states NRC Group had an operating loss of $9.5 million for the year ended December 31, 2015, but it appears to us that the operating loss should be $12.4 million. Please revise your disclosure or otherwise explain to us the basis for your operating loss discussion.
Risk Factors, page 49

10. While a fairness opinion is not required and has not been provided for the business
 Nicholas A. Petruska
FirstNameCapital Acquisition Corp. III
Hennessy LastNameNicholas A. Petruska
Comapany NameHennessy Capital Acquisition Corp. III
August 20, 2018
August 20, 2018 Page 3
Page 3
FirstName LastName
         combination, advise what consideration you have given to risk factor disclosure of the absence of a fairness opinion.
Restrictions on ownership of our common stock by non-U.S. Citizens, page 67

11. Discuss what remedies, if any, warrant holders may have if they are unable to exercise their warrants as a result of operation of the Jones Act and/or your actions in attempt to comply with the Jones Act.
Since our Sponsor, executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses..., page 79

12. We note the disclosure that there is no cap or ceiling on the reimbursement of out-of-
         pocket expenses incurred in connection with activities on your behalf. Please quantify to the extent practicable in the summary term sheet any out-of-pocket expenses incurred in connection with activities on your behalf by your sponsor, executive officers, and directors or their affiliates that will be reimbursed at the business combination's closing.
The Purchase Agreement, page 104

13. Notwithstanding the disclaimers here and under "Amendment of the Purchase Agreement"
         on page 117, the representations, warranties, and covenants in the purchase agreement filed with this proxy statement constitute public disclosure for purposes of the federal securities laws, and Hennessy Capital Acquisition Corp. III is responsible for considering whether additional specific disclosures of material information about material contractual provisions of the purchase agreement are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, or covenants in the purchase agreement, you have provided corrective disclosure in the proxy statement.
         Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the purchase agreement may or may not be fully reflected in your public disclosures, please clarify that Hennessy Capital Acquisition
         Corp. III's public disclosures will include any material information necessary to provide its stockholders a materially complete understanding of the purchase agreement disclosures.
Payments with Respect to the Potential Acquisition, page 106

14. Provide additional details that will allow an investor to assess how the Potential
         Acquisition may impact your post-acquisition company. Specifically, provide sufficient quantified details to show how the target might affect future results and how the acquisition could impact your balance sheet.
Additional Covenants of the Parties, page 113

15. Disclosure in the last sentence appears inconsistent with disclosures elsewhere that
 Nicholas A. Petruska
FirstNameCapital Acquisition Corp. III
Hennessy LastNameNicholas A. Petruska
Comapany NameHennessy Capital Acquisition Corp. III
August 20, 2018
August 20, 2018 Page 4
Page 4
FirstName LastName
         Proposal 4 relates to Section 6.4 of the proposed charter, Proposal 5 relates to Section 8.1 of the proposed charter, Proposal 6 relates to Article XI of the proposed charter, and
         Proposal 7 relates to Article VII of the proposed charter. Please clarify that your stockholders are voting on four separate proposals concerning the provisions of Section
         6.4, Section 8.1, Article VII, and Article XI of the proposed charter. Leading Middle-Market Business at an Attractive Valuation, page 130

16. Disclose the names of the comparable environmental services and hazardous waste management companies whose valuation multiples your board of directors considered, and describe briefly the salient comparability characteristics of those companies.
         Additionally, disclose the names of the public peer group whose implied multiple for 2018 and 2019 on an adjusted free cash flow basis your board of directors considered, and describe briefly the salient comparability characteristics of those companies.
U.S. Federal Income Tax Considerations to U.S. Hennessy Capital Stockholders, page 141

17. Delete the word "generally" throughout this section because the word may imply that U.S.
         Hennessy Capital stockholders cannot rely on the disclosure. Additionally, revise wherever similar disclosure appears elsewhere in the proxy statement. Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for U.S. Hennessy Capital stockholders.
Summary Compensation Table, page 198

18. Disclosure on page 199 indicates that the annual cash bonuses of Messrs. Christian
         Swinbank, Paul Taveira, and Robert Nelson based on fiscal 2017 were paid in 2018.
         Disclose the annual cash bonus amounts in the "Bonus" column of the summary compensation table.
NRC Group's Management's Discussion and Analysis of Financial Condition and Results of
Operations
NRC Liquidity and Capital Resources, page 211

19. Please revise your disclosure to provide a more robust discussion of the changes in operating, investing and financing cash flows as depicted in your statement of cash flows for each of the periods presented for both NRC and Sprint, where applicable. Your disclosure revisions should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows, and should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. For example, we note your discussion of net cash provided by operating activities on page 211 simply states the amount of net cash provided by operating activities for the three months ended March 31, 2018 and March 31, 2017. Please refer to the SEC Interpretive Release No. 33-8350.
 Nicholas A. Petruska
FirstNameCapital Acquisition Corp. III
Hennessy LastNameNicholas A. Petruska
Comapany NameHennessy Capital Acquisition Corp. III
August 20, 2018
August 20, 2018 Page 5
Page 5
FirstName LastName
EBITDA and Adjusted EBITDA, page 213

20. We note that NRC Group defines EBITDA as net income (loss) plus (i) depreciation and amortization, (ii) interest expense, net (iii) provision for income taxes, (iv) foreign currency translation gain or loss and (v) gain or loss on equipment sales or retirements.
         Please re-name the measure, as you are including other non-cash charges that are not consistent with the generally understood definition of EBITDA . See Question 103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on
         April 4, 2018.
21. Please expand your disclosure here to more clearly explain how the tax effects of non-
         GAAP adjustments are calculated. Refer to Question 102.11 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations issued on April 4, 2018.
22. You disclose that Adjusted EBITDA is substantially the same as the metric called
         "Consolidated Adjusted EBITDA," as defined in the New Credit Facility, which is a key component in the determination of NRC Group's leverage ratios. As such, it appears that
         Adjusted EBITDA may be a liquidity measure and not necessarily a performance measure. Please explain to us why you should not address the limitations of Adjusted
         EBITDA as a liquidity measure, including providing a reconciliation of Adjusted
         EBITDA to the most directly comparable GAAP liquidity measure. Selling, General and Administrative Expenses, page 235

23. We note you disclose on page 219, that selling, general and administrative expenses represent costs that are directly attributable to the sale of services; however, you disclose on page 235 that these expenses represent costs that are not directly attributable to the sale of services. Please revise your disclosure to address this apparent discrepancy.
Critical Accounting Policies and Estimates
Income Taxes, page 242

24. Regarding Sprint's critical accounting policy for income taxes, please enhance the disclosure to include a discussion of the material assumptions you made as well as the financial statement impact if actual results might differ from the estimates made by management. Please refer to the SEC Interpretive Release No. 33-8350 for guidance.
NRC Group Related Person Transactions, page 270

25.      Please discuss the 2018 Dividend or advise.
Financial Statements of Hennessy Capital Acquisition Corp. III
Note 6 - Stockholders' Equity, page F-15

26. We note your disclosure which states you had 24,475,832 shares of common stock issued and outstanding subject to redemption at December 31, 2017; however, per your balance
 Nicholas A. Petruska
FirstNameCapital Acquisition Corp. III
Hennessy LastNameNicholas A. Petruska
Comapany NameHennessy Capital Acquisition Corp. III
August 20, 2018
August 20, 2018 Page 6
Page 6
FirstName LastName
         sheet on page F-3, it appears you actually had 24,427,763 shares of common stock issued and outstanding subject to redemption at December 31, 2017. Please explain to us the reasons for the differing amounts or otherwise address any disclosure discrepancy accordingly.
Financial Statements of SES Hold Co, LLC
Note 3. Significant Accounting Policies
Concentrations of Credit Risk, page F-54

27. You disclose that SES Hold Co derived approximately 43%, 43% and 55% of its revenues from its top five customers in 2017, 2016 and 2015, respectively. With reference to ASC
         280-10-50-42, please disclose the total amount of revenue from each customer who represented more than ten percent of revenue for each period presented in the notes to your financial statements. Please also disclose the identity of the segment(s) that reports revenue derived from customer(s) who represented more than ten percent of revenue for each period presented.
Financial Statements of JFL-NRC Holdings, LLC
Note 2. Summary of Significant Accounting Policies
Inventories, page F-73

28. We note your disclosure on page F-76 that you adopted ASU 2015-11 as of January 1,
         2017; however, your disclosure on page F-73 continues to state that inventories are stated
         at the lower of cost (using the first-in, first-out method) or market. Please revise to state, if true, inventories are stated at the lower of cost or net realizable value.
Financial Statements of Progressive Environmental Services, Inc., page F-110

29. You disclose on page 93 that the acquisition of Progressive Environmental Services, Inc.
         meets the threshold for reporting of significant acquired businesses. We further note your disclosure on page 272 that the audited financial statements of Progressive Environmental
         Services, Inc. have been included in reliance on the report of Jaynes Reitmeier Boyd
         & Therrel, P.C. It does not appear that you have presented the audit report of Jaynes
         Reitmeier Boyd & Therrel, P.C. within the financial statements of Progressive
         Environmental Services, Inc. Please include an audit opinion with your next amendment for these financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




         You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel, Staff
 Nicholas A. Petruska
Hennessy Capital Acquisition Corp. III
August 20, 2018
Page 7

Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly, Staff Attorney, at 202-551-3728 or
Amanda Ravitz, Assistant Director at 202-551-3412 with any other questions.



                                                           Sincerely,
FirstName LastNameNicholas A. Petruska
                                                           Division of
Corporation Finance
Comapany NameHennessy Capital Acquisition Corp. III
                                                           Office of
Manufacturing and
August 20, 2018 Page 7                                     Construction
FirstName LastName